UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 12 )*


                 DCAP Group, Inc. (formerly EXTECH Corporation)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   233065 10 1
                                 (CUSIP Number)


                      Fred S. Skolnik, Esq. (516) 296-7000
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 25, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(1)(e), 13d-1(f), or 13d-1(g), check the following box [ ].












                               Page 1 of 14 Pages

                                                   SCHEDULE 13D

CUSIP No.         233065 10 1

1.   Name of Reporting Person

     Morton L. Certilman

2.   Check the appropriate box if a member of a group        (a) [ X ]

                                                             (b) [   ]
3.   SEC Use Only

4.   Source of Funds
     PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.   Citizenship or Place of Organization
     United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  1,470,393
By Each Reporting
Person With                8.       Shared Voting Power
                                    0

                           9.       Sole Dispositive Power
                                    1,470,393

                           10.      Shared Dispositive Power
                                    0
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,470,393

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.  Percent of Class Represented by Amount in Row (11)
     12.5%

14.  Type of Reporting Person
     IN

                                  SCHEDULE 13D

CUSIP No.         233065 10 1

1.  Name of Reporting Person

    Jay M. Haft

2.  Check the appropriate box if a member of a group          (a) [ X ]

                                                              (b) [   ]
3.  SEC Use Only

4.  Source of Funds
    PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.  Citizenship or Place of Organization
    United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  1,563,893
By Each Reporting
Person With                8.       Shared Voting Power
                                    0

                           9.       Sole Dispositive Power
                                    1,563,893

                           10.      Shared Dispositive Power
                                    0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,563,893

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [    ]

13. Percent of Class Represented by Amount in Row (11)
    13.3%

14. Type of Reporting Person
    IN

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                                  SCHEDULE 13D

CUSIP No.         233065 10 1

1.  Name of Reporting Person

    Kevin Lang

2.  Check the appropriate box if a member of a group          (a) [ X ]

                                                              (b) [   ]
3.  SEC Use Only

4.  Source of Funds
    PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.  Citizenship or Place of Organization
    United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  2,575,000
By Each Reporting
Person With                8.       Shared Voting Power
                                    0

                           9.       Sole Dispositive Power
                                    2,575,000

                           10.      Shared Dispositive Power
                                    0
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,575,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.  Percent of Class Represented by Amount in Row (11)
     21.9%

14.  Type of Reporting Person
     IN

                                  SCHEDULE 13D

CUSIP No.         233065 10 1

1.  Name of Reporting Person

    Abraham Weinzimer

2.  Check the appropriate box if a member of a group         (a) [ X ]

                                                             (b) [   ]
3.  SEC Use Only

4.  Source of Funds
    PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.  Citizenship or Place of Organization
    United States

Number of Shares           7.       Sole Voting Power
Beneficially Owned                  2,575,000
By Each Reporting
Person With                8.       Shared Voting Power
                                    0

                           9.       Sole Dispositive Power
                                    2,575,000

                           10.      Shared Dispositive Power
                                    0
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,575,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.  Percent of Class Represented by Amount in Row (11)
     21.9%

14.  Type of Reporting Person
     IN

ITEM 1.  SECURITY AND ISSUER.

                  This statement amends and supplements the Schedule 13D dated December 16, 1988, as previously amended by Amendments No. 1 through 11 dated January 12, 1989, April 11, 1989, April 12, 1989, April 21, 1989, September 27,
1989,  February 27, 1992,  March 22, 1994,  October 11, 1994, June 3, 1996, July
31, 1996, and December 31, 1996, respectively, filed by Morton L. Certilman and Jay M. Haft relating to the Common Stock, par value $.01 per share, of DCAP Group, Inc. (the "Common Shares"), formerly known as EXTECH Corporation, a Delaware corporation (the "Company").

                  This is the initial statement made by Kevin Lang and Abraham Weinzimer in reference to the Common Shares of the Company. The address of the principal executive offices of the Company is 90 Merrick Avenue, East Meadow, New York 11554.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)      Names of Reporting Persons:

                                    Morton L. Certilman
                                    Jay M. Haft
                                    Kevin Lang
                                    Abraham Weinzimer

                  (b)      Residence or business addresses:

                                    Morton L. Certilman
                                    90 Merrick Avenue
                                    East Meadow, NY  11554

                                    Jay M. Haft
                                    1001 Brickell Bay Drive
                                    9th Floor
                                    Miami, FL  33131

                                    Kevin Lang
                                    2545 Hempstead Turnpike
                                    Suite 100
                                    East Meadow, NY  11554

                                    Abraham Weinzimer
                                    2545 Hempstead Turnpike
                                    Suite 100
                                    East Meadow, NY  11554

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                  (c) Mr. Certilman is employed as Chairman of the Company.  Mr.
Haft is employed as Vice Chairman of the Company. Mr. Lang is employed as President of the Company. Mr. Weinzimer is employed as Executive Vice President of the Company.

                  (d) None of the Reporting Persons has been convicted in a criminal proceeding in the last five years.

                  (e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body during the last five years.

                  (f) Messrs. Certilman, Haft, Lang and Weinzimer are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Reference is made to Item 4 hereof.

ITEM 4.  PURPOSE OF TRANSACTION.

                  On February 25, 1999, pursuant to an Agreement, dated as of May 8, 1998, by and among the Company, and Messrs. Certilman, Haft, Lang and Weinzimer, as amended (the "DCAP Agreement"), the Company acquired from Messrs. Lang and Weinzimer all of the outstanding stock of Dealers Choice Automotive Planning Inc. as well as interests in other related companies (collectively, the "DCAP Shares") in consideration for the issuance to each of Messrs. Lang and Weinzimer of 1,650,000 Common Shares of the Company (an aggregate of 3,300,000 Common Shares).

                  At the closing of the DCAP Agreement, the following additional Common Shares of the Company were issued by the Company:

                  (i) 475,000 Common Shares to each of Messrs. Lang and Weinzimer (an aggregate of 950,000 Common Shares) (the "950,000 Additional Shares") at a purchase price of $.25 per share, paid as follows:

                           (a) an amount in cash equal to the par value of the 950,000 Additional Shares ($4,750 for each or an aggregate of $9,500); and

                           (b) the balance by the delivery by each of Messrs. Lang and Weinzimer of a promissory note in the principal amount of $114,000 (an
                                    aggregate  of $228,000)  (collectively,  the
                                    "Additional  Shares Notes").  The Additional
                                    Shares  Notes   provide  for,   among  other
                                    things, the following:

                                    (I)    interest at the rate of 6% per annum;
                                           and

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



                                    (II)    payment of principal and interest in
                                            six   equal   annual    installments
                                            commencing   April   15,   2001  and
                                            continuing  through  April 15, 2006,
                                            subject  to   acceleration   to  the
                                            extent   that   Mr.   Lang   or  Mr.
                                            Weinzimer receives any proceeds from
                                            the sale or other disposition of any
                                            Common Shares;

                  (ii) 208,500 Common Shares to each of Messrs. Certilman and Haft or their retirement trusts (an aggregate of 417,000 Common Shares) at a purchase price of $.25 per share, paid in cash; and

                  (iii) 17,500 Common Shares to each of Brian Ziegler and Andrea Ziegler, the son-in-law and daughter of Mr. Certilman (an aggregate of 35,000 Common Shares), at a purchase price of $.25 per share, paid in cash. Mr. Certilman disclaims beneficial ownership of the Common Shares owned by Mr. and Mrs. Ziegler.

                  At the closing of the DCAP Agreement, each of Messrs. Haft, Lang and Weinzimer and Mr. Certilman's retirement trust also purchased 450,000 Common Shares of the Company (1,800,000 Common Shares in the aggregate) (the "Sterling Foster Shares"), beneficially owned by Sterling Foster Holding Corp. ("Sterling Foster") and held by Mr. Certilman as voting trustee pursuant to a Voting Trust Agreement with Sterling Foster, at a purchase price of $.25 per share. Mr. Certilman did not receive any portion of such purchase price. Messrs. Certilman and Haft paid for their Sterling Foster Shares in cash. Messrs. Lang and Weinzimer also paid for their Sterling Foster Shares in cash, using the proceeds of a loan from the Company (discussed below) for such purpose. Upon such purchase, the Voting Trust Agreement was terminated.

                  Pursuant to the DCAP Agreement, at the closing, the Company loaned $112,500 to each of Messrs. Lang and Weinzimer (an aggregate of $225,000) (the "Closing Loans"). The proceeds of the Closing Loans were used by Messrs. Lang and Weinzimer solely for the purpose of purchasing their Sterling Foster Shares. Each of the Closing Loans is evidenced by a promissory note (the "Closing Loan Notes") that provides for, among other things, the following:

                  (i)      interest at the rate of 6% per annum;

                  (ii) payment of principal and interest in six equal annual installments commencing April 15, 2001 and continuing through April 15, 2006, subject to acceleration to the extent that Mr. Lang or Mr. Weinzimer receives any proceeds from the sale or other disposition of any Common Shares;

                  (iii) non-recourse against Messrs. Lang and Weinzimer, i.e., Messrs. Lang and Weinzimer will not be personally liable for the payment of the Closing Loan Notes; instead, in the event of a default, the Company's sole remedy will be pursuant to a pledge by Messrs. Lang and Weinzimer of their Sterling Foster Shares, as discussed in Item 6 hereof; and

                  (iv) the right of each of Messrs. Lang and Weinzimer to satisfy the amounts due under his respective Closing Loan Note by delivering Common Shares valued at the greater of (A) $.25 per share or (B) the average market price of the Common Shares for the 20 trading days immediately preceding the date of delivery of the shares.

                  At the closing of the DCAP Agreement, Leon Lapidus resigned as a director of the Company, the size of the Board of Directors was expanded to four and Messrs. Lang and Weinzimer were appointed as directors. Messrs. Certilman and Haft continued as directors of the Company. Concurrently, pursuant to an agreement with Eagle Insurance Company ("Eagle") that was consummated immediately following the closing of the DCAP Agreement, the size of the Board was further increased to five and Robert M. Wallach, a designee of Eagle, was appointed as a director.

                  At the closing of the DCAP Agreement, each of Messrs. Certilman, Haft, Lang and Weinzimer entered into an Employment Agreement with the Company pursuant to which they serve as Chairman, Vice Chairman, President and Executive Vice President of the Company, respectively.
See Item 6 hereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  As of the date hereof, Mr. Certilman is the beneficial owner of 1,470,393 Common Shares of the Company (or approximately 12.5% of the outstanding Common Shares of the Company). Of such Common Shares, 902,452 are held in a retirement trust for the benefit of Mr. Certilman. Mr. Certilman has sole voting and dispositive power over all of such shares. At the closing of the DCAP Agreement, Mr. Certilman also was granted options to purchase up to 225,000 Common Shares of the Company; however, none of such options are exercisable currently or within 60 days.

                  Except as described in Item 4 hereof, during the past 60 days Mr. Certilman has not effected any transactions in the Common Shares of the Company.

                  As of the date hereof, Mr. Haft is the beneficial owner of 1,563,893 Common Shares of the Company (or approximately 13.3% of the outstanding Common Shares of the Company). Of such Common Shares, 15,380 are held in a retirement trust for the benefit of Mr. Haft. Mr. Haft has sole voting and dispositive power over all of such shares. At the closing of the DCAP Agreement, Mr. Haft also was granted options to purchase up to 225,000 Common Shares of the Company; however, none of such options are exercisable currently or within 60 days.

                  Except as described in Item 4 hereof, during the past 60 days Mr. Haft has not effected any transactions in the Common Shares of the Company.

                  As  of  the  date hereof, Mr. Lang is the beneficial  owner of
2,575,000  Common  Shares  of  the  Company  (or  approximately   21.9%  of  the
outstanding Common Shares of the Company).  Mr.

Lang has sole voting and dispositive power over all of such shares. At the closing of the DCAP Agreement, Mr. Lang also was granted options to purchase up to 200,000 Common Shares of the Company; however, none of such options are exercisable currently or within 60 days. See Items 4 and 6 hereof.

                  Except as described in Item 4 hereof, during the past 60 days Mr. Lang has not effected any transactions in the Common Shares of the Company.

                  As of the date hereof, Mr. Weinzimer is the beneficial owner of 2,575,000 Common Shares of the Company (or approximately 21.9% of the outstanding Common Shares of the Company). Mr. Weinzimer has sole voting and dispositive power over all of such shares. At the closing of the DCAP Agreement, Mr. Weinzimer also was granted options to purchase up to 200,000 Common Shares of the Company; however, none of such options are exercisable currently or within 60 days. See Items 4 and 6 hereof.

                  Except as described in Item 4 hereof, during the past 60 days Mr. Weinzimer has not effected any transactions in the Common Shares of the Company.

ITEM 6.  CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The payment of all amounts due under the Additional Shares Notes is secured by a pledge by each of Messrs. Lang and Weinzimer to the Company of 570,000 Common Shares of the Company, pursuant to pledge agreements that were entered into at the closing of the DCAP Agreement.

                  The payment of all amounts due under the Closing Loan Notes is secured by a pledge by each of Messrs. Lang and Weinzimer to the Company of the Sterling Foster Shares acquired by him, pursuant to pledge agreements that were entered into at the closing of the DCAP Agreement.

                  Pursuant to Stock Option Agreements entered into at the closing of the DCAP Agreement, each of Messrs. Certilman and Haft was granted an option to purchase up to 225,000 Common Shares of the Company at a purchase price of $2.69 per share. Such options vest to the extent of one-half thereof on February 25, 2000 and one-half on February 25, 2001, and expire on February 25, 2004.

                  Pursuant to Stock Option Agreements entered into at the closing of the DCAP Agreement, each of Messrs. Lang and Weinzimer was granted an option to purchase up to 200,000 Common Shares of the Company at a purchase price of $2.69 per share. Such options vest to the extent of one-half thereof on February 25, 2000 and one-half on February 25, 2001, and expire on February 25, 2004.

                  Pursuant to the DCAP Agreement, each of Messrs. Certilman, Haft, Lang and Weinzimer has agreed that, during the eight year period following the closing of the DCAP

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Agreement,  (i) he will vote his  respective  shares of stock of the  Company in favor of each of the others as a director of the Company provided that the particular person in whose favor the vote would be remains in the employ of the Company, (ii) in the event Mr. Certilman or Mr. Haft dies or otherwise ceases to serve as a director of the Company, Messrs. Lang and Weinzimer will vote their respective shares of stock of the Company in favor of the designee of the survivor of Mr. Certilman or Mr. Haft (or, in the case of a reason other than death, the one remaining as a director), (iii) in the event Mr. Lang or Mr. Weinzimer dies or otherwise ceases to serve as a director of the Company, Messrs. Certilman and Haft will vote their respective shares of stock of the Company in favor of the designee of the survivor of Mr. Lang or Mr. Weinzimer (or, in the case of a reason other than death, the one remaining as a director) and (iv) he will not vote his shares to (a) increase the size of the Board of Directors of the Company or (b) amend the Certificate of Incorporation or By-Laws of the Company, in each case without the written approval of the others. In the event of the death or other cessation of directorship of any of Messrs. Certilman, Haft, Lang or Weinzimer during such period, the Company has agreed that, unless the Board vacancy is otherwise filled as provided for above, it will promptly call a special meeting of stockholders to fill such vacancy.

                  At the closing of the DCAP Agreement, the Company's By-Laws were amended to provide that, in the event the number of directors in office is less than four, any action taken by the Board of Directors requires the approval of all of the directors then in office.

                  Pursuant to the Employment Agreements with Messrs. Lang and Weinzimer, for each of the twelve-month periods of the initial five year term, the Company will be obligated, upon the written request of each of Messrs. Lang and Weinzimer, to lend to him up to $20,000. The right of Messrs. Lang and Weinzimer to obtain such $20,000 annual loan is assignable by each to the other. Each such loan is to be evidenced by a promissory note in the principal amount of the loan and is to provide for, among other things, the following:

                  (i) interest at the prime rate (as published in the Wall Street Journal); and

                  (ii) payment of principal and interest in four equal annual installments, commencing one year from the date of each loan (but in no event after the seventh anniversary of the closing of the DCAP Agreement), subject to acceleration to the extent that the borrower receives any proceeds from the sale or other disposition of any Common Shares.

                  The repayment of all amounts due under each such note is to be secured by the pledge by the borrower, pursuant to a pledge agreement, of five Common Shares for each one dollar loaned.

                  Pursuant to the Employment Agreements with Messrs. Lang and Weinzimer, in the event that the Company's Pre-Tax Net Income (as such term is defined in the Employment Agreements) for any fiscal year of the Employment Agreement of Mr. Lang or Mr. Weinzimer (but commencing only with the fiscal year ending December 31, 2000 and continuing only through the fiscal year ending December 31, 2005) is at least $100,000, he will be entitled to receive a bonus in the amount of $37,500 for each such year. No bonus will be payable for a particular fiscal year if

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no amounts are then payable by Mr. Lang or Mr. Weinzimer to the Company pursuant to his Additional Shares Note. Furthermore, the amount of any bonus payable may never exceed the amount payable by Mr. Lang or Mr. Weinzimer pursuant to his Additional Shares Note, and the Company will be entitled to offset against any such bonus any amount so payable.

                  Pursuant to the DCAP Agreement, while any loan made to either Mr. Lang or Mr. Weinzimer pursuant to his Employment Agreement is outstanding, he will be obligated to sell, as soon as legally permissible, the maximum number of Common Shares that he is permitted by law to sell, and to use the proceeds thereof to satisfy his obligations under his respective notes. Until the foregoing notes, the Additional Shares Notes and the Closing Notes have been satisfied in full, neither Mr. Lang nor Mr. Weinzimer may sell or otherwise dispose of any of his Common Shares for less than $.25 per share (subject to adjustment for stock splits and the like) without the prior written consent of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  1.       Agreement among the Reporting Persons.
                  2. Agreement, dated as of May 8, 1998, by and among the Company and the Reporting Persons, as amended.1
                  3. Pledge Agreement, dated February 25, 1999, between the Company and Kevin Lang (Additional Shares Note).
                  4. Pledge Agreement, dated February 25, 1999, between the Company and Kevin Lang (Closing Loan Note).
                  5. Pledge Agreement, dated February 25, 1999, between the Company and Abraham Weinzimer (Additional Shares
                           Note).
                  6. Pledge Agreement, dated February 25, 1999, between the Company and Abraham Weinzimer (Closing Loan
                           Note).
                  7.       Stock  Option  Agreement,  dated  February  25, 1999,
                           between the Company and Morton L. Certilman.
                  8.       Stock  Option  Agreement,  dated  February  25, 1999,
                           between the Company and Jay M. Haft.
                  9. Stock Option Agreement, dated February 25, 1999, between the Company and Kevin Lang.
                  10. Stock Option Agreement, dated February 25, 1999, between the Company and Abraham Weinzimer.
--------
1 Filed as Appendix A to the Company's definitive Proxy Statement dated February 9, 1999 (File No. 0-1665) and incorporated herein by reference.

                                       12

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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: March 4, 1999

                                                   /s/ Morton L. Certilman
                                                   -----------------------
                                                   Morton L. Certilman


                                                   /s/ Jay M. Haft
                                                   ---------------
                                                   Jay M. Haft


                                                   /s/ Kevin Lang
                                                   --------------
                                                   Kevin Lang


                                                   /s/ Abraham Weinzimer
                                                   ---------------------
                                                   Abraham Weinzimer